June 26, 2014
Craig Arakawa
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington, DC, 20549

Re:	Rouge Resources Ltd.
Form 20F for fiscal year ended January 31, 2014
Filed May 23, 2014
File No. 001-31799

Dear Mr. Arakawa,

Further to our telephone conversation today regarding your letter of June 19, 2014 pertaining to our Form 20F for the fiscal year ended January 31, 2014, please review our response below and kindly provide your feedback prior to filing our amended documents.

Item 15.2          Management’s Annual Report on Internal Control over Financial Reporting (page 42)

SEC comments

1. Please revise your conclusion on effectiveness of your internal control over financial reporting (“ICFR”) to make reference to “internal control over financial reporting” rather than “internal controls and procedures.”

2. We note your disclosures supporting conclusion that your ICFR was effective state that your “lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process along with the annual independent audit.” Please note the definition of ICFR at paragraph A5 of Appendix A to Public Company Accounting Oversight Board Auditing Standard No. 5 (AS5), specifically states that the audit of the financial statements is not part of a company’s ICFR. Please clarify whether you have considered the annual audit in concluding that your ICFR was effective and, if so, please explain why you believe its consideration is consistent with the definition of ICFR under AS5.

Rouge Resources response

1. Our conclusion on effectiveness of our internal control over financial reporting has been revised to say “internal control over financial reporting” rather than “internal controls and procedures.”

2. Our internal controls “over quarterly and annual financial reporting” have been revised to exclude “the annual independent audit.”

Item 17          Financial Statements (page 44) and Independent Auditor’s Report (page F-2)

SEC comments

3. Please note that compliance with Item 18 rather than Item 17 is required for issuer financial statements included in both annual reports and registration statements filed on Form 20-F for issuers with fiscal years ended on or after December 31, 2011. Please revise to present clearly your financial statements under Item 18 of Form 20-F. Refer to General Instruction E(c)(2) of Form 20-F.

4. We note you provided two years of statements of comprehensive loss, changes in equity, and cash flows prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Item 8A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years. Please amend your filing to include audited financial statements prepared in accordance with IFRS for each of the three latest financial years and to obtain a revised audit report from your auditor which covers the three years presented to comply with Item 8.A.2 or tell us why you believe this guidance does not apply to you. To the extent that you provide audited financial statements for all three years, please revise Management’s Discussion and Analysis accordingly.

5. We note that the Emphasis of Matter paragraph in your independent auditor’s report states that there is “significant doubt” about the company’s ability to continue as a going concern. Please obtain and provide a revised audit report that indicates, if true, that there is “substantial doubt” about the company’s ability to continue as a going concern which is consistent with paragraph 12 of AU Section 341.

Rouge Resources response

3. Our financial statements have been revised to include the latest three years ending January 31, 2014, 2013 and 2012, rather than the latest two years only.

Also and in accordance with General Instructions for completing Form 20-F, we have included the following in Item 17 of Form 20F related to material differences between IFRS and US GAAP:

Our financial statements are expressed in Canadian dollars and have been prepared in accordance with IFRS which differ in certain material respects from those principles that the Issuer would have followed had its financial statements been prepared in accordance with US GAAP. The differences between IFRS and US GAAP affecting the Company’s financial statements are described and quantified below.

Exploration and Evaluation Assets

Under IFRS, acquisition and exploration costs are capitalized and reviewed for impairment on a reporting period basis. Under US GAAP, acquisition costs are capitalized and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are then capitalized.

Convertible Debt Reserve

Under IFRS, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature using the residual value method with debt valued first and the conversion feature is valued at what’s left over. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Since the embedded conversion feature has no intrinsic value, the convertible note should be treated solely as a liability and accordingly does not meet the requirements of an equity component under US GAAP.

a)          Effect on Statements of Financial Position

	2014	2013	2012
Exploration and evaluation assets
Per IFRS	$291,007	$268,574	$212,879
Deferred exploration costs written off	(216,867)	(206,934)	(176,585)
Per US GAAP	$74,140	$61,640	$36,294

Total liabilities
Per IFRS	$111,838	$90,025	$351,824
Equity portion of convertible note	(53,357)	(53,357)	(53,357)
Accretion of convertible note	53,357	53,357	53,357
Per US GAAP	$111,838	$90,025	$351,824

Equity (Deficiency)
Per IFRS	$285,228	$494,852	$(108,684)
Deferred exploration costs written off	(216,867)	(206,934)	(176,585)
Equity portion of convertible note	(53,357)	(53,357)	(53,357)
Accretion of convertible note	53,357	53,357	53,357
Per US GAAP	$68,361	$287,918	$(285,269)

b)          Effect on Statements of Comprehensive Loss and Deficit

	2014	2013	2012
Net and comprehensive loss
Per IFRS	$209,624	$239,258	$279,284
Deferred exploration costs written off	9,933	30,349	-
Accretion of convertible note	-	-	-
Per US GAAP	$219,557	$269,607	$279,284

Net and comprehensive loss per common share, basic and diluted
Per IFRS	$(0.00)	$(0.01)	$(0.01)
Per US GAAP	$(0.00)	$(0.01)	$(0.01)
Weighted average number of shares outstanding	44,633,171	42,299,073	40,565,171

c)          Effect on Statements of Cash Flows

	2014	2013	2012
Cash flows used in operating activities
Per IFRS	$(218,035)	$(260,425)	$(258,591)
Deferred exploration costs written off	(9,933)	(30,349)	-
Accretion of convertible note	-	-	-
Per US GAAP	$(227,968)	$(290,425)	$(258,591)

Cash flows used in investing activities
Per IFRS	$(22,433)	$(55,695)	$(12,709)
Deferred exploration costs written off	9,933	30,349	-
Per US GAAP	$(12,500)	$(25,346)	$(12,709)

It is both ours and our auditors’ understanding this information is not required in the audited financial statements since completed in accordance with IFRS.

4. and 5. The independent auditor’s report has been revised to include the latest three years rather than the latest two years only. In addition, the Emphasis of Matter paragraph of the independent auditor’s report has been revised to say “substantial doubt” rather than “significant doubt” regarding the company’s ability to continue as a going concern.

Item 18          Exhibits

The audited financial statements (Exhibit 1) have been revised to reflect the changes per Item 17 above excluding the reconciliation of material differences between IFRS and US GAAP.

In addition and as discussed, we need to include an explanatory note summarizing reasons for the amended filing near the beginning of the document and suggested immediately after the Table of Contents.

Also, and as requested, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

I look forward to your respected feedback before filing our amended documents.

Sincerely,

J Ronald McGregor, CPA, CA
Chief Financial officer and Director,
Rouge Resources Ltd